Exhibit 99.2
Regulation of Telecommunications
    As a global telecommunications company, we are subject to various laws and regulations in each of the jurisdictions in which we operate. Mobile, internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements in each of the countries in which we operate, including strict licensing regimes, anti-monopoly laws, data protection and consumer protection regulations.
    The following is a brief discussion of certain regulatory and legal considerations we consider noteworthy. We do not discuss the regulatory considerations of each of the jurisdictions in which we operate nor of the certain other jurisdictions in which we hold licenses, authorizations or regulatory approvals. For a description of the material effects of laws and regulations on our business, see Item 3.D. Risk Factors—Regulatory, Compliance and Legal Risks.
Regulation of Telecommunications in Pakistan

Regulatory bodies
Under the Pakistan Telecommunications (Re-organization) Act, 1996, as amended (the “Telecommunications Act”), responsibility for telecommunications regulation in Pakistan lies with the Ministry of Information Technology and Telecommunication (the “MoIT”) and the Pakistan Telecommunications Authority (the “PTA”).
The MoIT is responsible for shaping and directing Pakistan’s telecommunications and information technology policies. The PTA is an autonomous body that, subject to government-issued instructions and policy directives, implements policy and monitors the activities of the various market participants through licensing, tariff regulation, investigation of complaints (including arbitration of disputes between licensees) and competition. Additionally, the Competition Commission of Pakistan regulates competition within the telecommunications sector under the Competition Act, 2010.
The Frequency Allocation Board (the “FAB”) has exclusive powers to allocate radio frequency spectrum. The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after examination, refers applicants to the FAB for the allocation of frequency.
Telecommunications networks and services in Pakistan are principally regulated under the Telecommunications Act and the rules and regulations made thereunder (the “Telecommunications Rules”). The Telecommunications Act also defines general rules for the licensing and authorization of telecommunications networks and services and introduces principles of establishment and administration of special funds, which are intended for research and development and a universal services fund.

Licenses
Mobile telecommunications operators are required to have a radio frequency spectrum allocation, which is typically auctioned by the PTA to qualifying bidders, subject to the MoIT’s policies and includes a license to operate.
To obtain a license to provide mobile telecommunications services in Pakistan, the PTA requires a written application supported by relevant documents, as set out in the applicable regulations, and information memoranda and/or advertisements in respect of the relevant license.
Licenses for the provision of mobile telecommunications services in Pakistan are typically issued for 15 years and may be renewed on such terms and conditions, and with such fees and contributions, which are consistent with the policy of the Government of Pakistan (the “GoP”) at the time of expiration. The PTA may include such additional terms as it considers appropriate, or it may decline to renew a license for various reasons, including violations of applicable license terms, laws or regulations. For a discussion of the risk related to renewal of licenses, see Item 3.D. — Risk Factors — Operational Risks — “We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services or be required to transfer our existing spectrum allocations, which would have a negative impact on our growth. .”
License terms imply the fulfillment of certain quality requirements, the violation thereof may result in penalties ranging from show cause notice to fines.

Mobile Termination Rates
The PTA determines all MTRs, and, in addition, all signed contracts must be submitted to the PTA. For a description of MTRs in Pakistan, see Item 4—Information on the Company.
As described further below, for licensees designated as having significant market power, the PTA proposes an appropriate cost regime for interconnection and applies it to those licensees. Operators that are not subject to SMP in the relevant market may use commercially agreed termination rates. From July 1, 2022 until June 30, 2023, MTR rates in Pakistan were reduced from PRK 0.5/min to PRK 0.4/min. MTRs were set at PKR 0.3/min from July 1st, 2023 onward.

Significant Market Power
According to the Pakistan Telecommunication Rules, 2000, an operator whose share of the relevant market exceeds 25% (based on revenues) will be presumed to have SMP, unless determined otherwise by the PTA. The PTA may also determine that an operator whose share of the relevant market is less than the 25% threshold nonetheless has SMP. Pursuant to the Telecommunications Policy 2015, licensees that are designated as SMP in a relevant market under the competition rules and provide infrastructure and other services (rather than services alone) are required to:
•obtain prior approvals from the PTA for the launch of class value added services and any change in prices;
•provide, on a first-come, first-served basis, national roaming services and infrastructure sharing, meaning SMP operators will not be allowed to discriminate among operators;
•pay MTRs as determined by the PTA (instead of the mutually agreed upon MTR paid by non-SMP licensees); and
•offer infrastructure sharing.
On September 30, 2016, the PTA issued a determination declaring Pakistan Mobile Communications Ltd (“PMCL”) as having SMP in the retail cellular mobile telecommunications market for Pakistan. PMCL appealed the PTA’s determination in the Islamabad High Court and after a series of litigation actions between PMCL, the Islamabad High Court, in a March 9, 2022 decision, finally ordered the PTA to initiate a new process for SMP determination and to make a decision on tariff applications within a 7 period. The PTA has not since initiated a fresh SMP process.

Mobile Number Portability
The Mobile Number Portability Regulations, 2005 provide the eligibility criteria for MNP, the rights and obligations of customers and the duties and responsibilities of mobile operators. The PTA formed a supervisory board with all mobile operators to supervise the centralized database operation and determine the best method for MNP.
MNP was launched throughout Pakistan in March 2007. The current porting rate is PKR 250 (US$1.8 as of December 31, 2018) per completed port.

The Mobile Cellular Policy 2004 and the Telecommunications Policy 2015 encourage (but do not require) domestic roaming and infrastructure sharing, and those matters are left to the various operators to negotiate commercial terms. Although a limited number of operators in Pakistan originally benefited from MNP, the impact of MNP in Pakistan has dissipated considerably over the past few years and focus has shifted away from the MNP competitive arena.

Data Protection
Under the prevailing statutes and regulatory frameworks in Pakistan, companies are mandated to adhere to stringent data protection and privacy standards. These include, but are not limited to:
•Prevention of Electronic Crimes Act, 2016;
•Pakistan Telecommunications (Re-organization) Act, 1996;
•National Cyber Security Policy 2021;
•Critical Telecom Data and Infrastructure Security Regulations - 2020 (CTDISR); and
•Revised Standing Operating Procedure on Requisitioning of Call Data Record by Authorized Officers from Telecom Operators, 2016.

Additionally, our telecommunications licenses and PMCL’s Customer Privacy Policy impose specific conditions regarding the privacy and confidentiality of customer information.

Responsibilities Under Applicable Laws

Our foremost responsibility is to protect and safeguard customer information against unauthorized disclosure. This protection extends to all forms of data entrusted to us by our customers. Except where mandated by law, customer information shall not be disclosed without obtaining prior consent from the concerned customer. Data protection laws in Pakistan also place geographical limitations on data storage and transfer between jurisdictions. It is our duty to ensure that customer information and call detail records (CDRs) are neither transferred nor stored outside the territorial boundaries of Pakistan.

Other
Biometric Verification
Unprecedented growth in the telecommunication era has benefited Pakistan’s economic growth tremendously. However, the resulting increase in the subscriber base has remained a challenge for mobile operators to manage effectively, particularly with respect to maintaining the correct/authentic antecedents of subscribers. In order to streamline SIMs sales and verification of users, GoP introduced Standard Operating Procedures requiring all mobile operators to re-verify their entire customer base through biometric verification and made this re-verification mandatory for SIM sale/issuance.
Telecommunications Policy 2015
On December 11, 2015, the GoP approved a new telecommunications framework, the Telecommunications Policy 2015, which introduced approximately 50 new telecommunications regulatory frameworks which are to be developed by the PTA after the requisite consultation process with the telecommunications industry. Certain legislative and regulatory changes are expected in the implementation of these frameworks, including: (i) the introduction of competition rules; (ii) changes in the interconnection regime; (iii) changes in national roaming and infrastructure sharing requirements; (iv) allocation and assignment of spectrum in order to maximize social and economic benefits; (v) the establishment by the PTA of an environmental regulatory framework for the sector; and (vi) the prescription by the MoIT of rules for lawful interception.
The Pakistan Prevention of Electronic Crimes Act 2016 introduced sentencing and heavy fines for acts such as spam messaging, unauthorized accessing of data, acquiring or selling of identification information, tampering with a device identifier and the issuance of a SIM in an unauthorized manner. The powers of the Federal Investigation Agency have been enhanced in order to enforce this law. This has a direct impact on our business, as many of the usual forms of marketing in Pakistan are now prohibited by law.
Import Restrictions
Government of Pakistan on May 19, 2022, introduced an import ban over 894 products, followed by a State Bank of Pakistan decision to require approvals for the imports of an additional 25 products. The May 2022 circular related to the import of goods was later revoked by the State Bank of Pakistan thereby lifting all restrictions that affect PMCL and no further restrictions were imposed thereafter.

Regulation of Telecommunications in Ukraine
The below summarizes the regulation of the telecommunications industry in Ukraine. Following the introduction of martial law in Ukraine on February 24, 2022, in connection with the ongoing war with Russia and the current state of emergency, the day-to-day enforcement of this legislation and regulation has changed.

Regulatory Bodies
Pursuant to the Ukraine Electronic Communications Law (“UEC”), the main governmental authorities that manage the telecommunications industry in Ukraine are the Cabinet of Ministers, State Service of Special Communications and Information Protection of Ukraine (the “Service”), the National Commission for the State Regulation of electronic communications, radio frequency spectrum and the provision of postal services (NCEC) the Ministry of Digital Transformation of Ukraine (“MinDigital”) and The National Centre for Operational and Technical Management of Telecommunications Network (“NCM”).

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of electronic communications.
Until August 31, 2023, the Service developed state policy proposals in the area of telecommunications and was responsible for the implementation thereof within its authority granted by law. The Service had the authority to prepare draft legislation and define the quality requirements for electronic communications services and technical standards for telecommunications equipment. Starting September 1, 2023, all such authority was transferred to the MinDigital. The Service, however, remains responsible for all matters related to cyber defense and security policy and the enforcement thereof.
MinDigital was established in 2019 and starting from September 1, 2023 functions as the main authority with respect to electronic communications. MinDigital has declared its intention to improve the speed and quality of mobile and fixed networks, accelerate 4G coverage, and introduce 5G coverage in Ukraine over the next few years.
The NCEC is the main regulatory and controlling body in the area of telecommunications and use of radio frequency use. The NCEC issues licenses for the use of radio frequencies, maintains registries of electronic communications operators, allocates numbering capacity to operators and controls the quality of electronic communications services.
Since the introduction of martial law, the NCM has taken control of the operational and technical management of electronic communication networks via the issuance of legally binding orders.

Regulatory Framework
Historically, the Law on Telecommunication and the Ukraine Frequency Law (“UFL”) were the principal laws regulating the Ukrainian telecommunications industry. The Law on Telecommunication sets forth the general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry. The UFL regulates the allocation and use of frequency bands in Ukraine.
The Law on telecommunications and the UFL remained in force until January 1, 2022, and were replaced by the new Ukrainian Law “On Electronic Communications” #1089-IX, dated December 16, 2020, which came into force on January 1, 2022 (the “UEC”), and provides for comprehensive regulation of the telecommunications industry. The UEC is aimed at aligning Ukraine’s telecommunications legislation with the EU Code of Electronic Communications. The key aspects of the law are the:
•introduction of technological neutrality, spectrum sharing, rent/trading and infrastructure sharing;
•calculation of radiofrequency rent fees according to the new methodology;

•new minimal term for license – not less than 15 years;
•new transparent auctions procedure;
•cancellation of planned audits by controlling bodies;
•control over illegal equipment that causes radio interference;
•simplification of base stations legalization;
•cancellation of a regulator’s authority to establish rates for international mobile termination; and
•introduction of the “single window” principle for lawful interception purposes.

Licenses
Radio frequency spectrum (“RFS”) is licensed in Ukraine. On December 27, 2023, the new version of Plan for the Allocation and Use of Radio Frequency Spectrum in Ukraine (“Plan”) came into force. The Plan introduces technological neutrality in certain frequency bands. It provides possibility of exclusive usage for certain frequencies and joint usage of spectrum. Frequencies for mobile services are provided under the licenses. If the demand for radio frequency exceeds availability, licenses for RFS use are issued based on the results of a tender or auction held by the regulatory body. Licenses are issued for a term of five to 15 years. The NCEC has the right to extend the existing license at the request of the operator, or to take a negative decision if, at the date of filing of the application for an extension, violations of licensing conditions by the operator have been recorded and such violations have not been cured.
After obtaining a license for RFS use, electronic communications operators are required to obtain permission to operate Radio Electronic Facilities (“REF”) and private radio networks (radio transmitters, base stations, and microwave links). In accordance with the law, permissions for REF are issued for a period not exceeding the period of validity of the relevant operator’s licenses for the use of radio frequency spectrum. The permit may be extended at the request of the operator to the NCEC. The NCEC will extend the license unless a violation of the licensing conditions has occurred and as long as there are no preconditions, such as the refarming of frequencies or the introduction of new radio technologies, for the termination of a specific radio technology in the radio frequency band.

Mobile Termination Rates
The former Law on Telecommunications allowed telecommunications operators, including wireless service operators, to establish tariffs for the telecommunications services provided to customers, with the exception of tariffs on universal services and data traffic channeling by SMP telecommunications operators. For a description of MTRs in Ukraine, see “Item 4.B—Business Overview.”
In September 2020, the regulatory body adopted a decision to decrease the national MTR rate for mobile networks to UAH 0.10/min (from UAH 0.12/min) effective as of January 1, 2021 as well as a further decrease to UAH 0.08/min from January 1, 2022. FTR have been reduced symmetrically to national MTR and came into force on July 1, 2021 and January 1, 2022. IMTR rates were EUR 0.10/min until December 31, 2021. As of January 1, 2022, the Law “On Electronic Communications” came into force and IMTR rates were deregulated, which has resulted in the alignment of IMTR rates with international market rates of U.S.$0.19/min, excluding special tariffs in force under network-to-network deals.
On October 18, 2023 NCEC adopted new termination rates for mobile network and for fixed internet (MTR and FTR respectively). The new MTR rates are UAH 0.075/min during 2024 and UAH 0.075/min starting January 1, 2025. The new FTR rates are UAH 0.06/per min during 2024 and UAH 0.055/per min starting January 1, 2025. New termination rates are based on LRIC model and were calculated by Detecon consultancy firm upon NCEC’s request financed by the EU.

Starting from April 23, 2026, MTR/IMTR will be set in line with the RLAH regulations (currently EUR 0.002 (UAH 0.09) per minute but may be revised in 2025).

Tariffs came into force on December 11, 2023.

Significant Market Power
The NCEC regulates electronic communications services, studies the competitive environment in the telecommunications market, determines SMP operators and regulates the interconnection tariffs charged to access SMP operators’ and dominant operators’ networks and the technical, organizational and economic terms of interconnection agreements involving such operators. An operator is presumed to have SMP if it meets the requirements set out in the UEC. in the respective telecommunications services market. Our operations in Ukraine are deemed to have SMP and are subject to these regulations.
In addition, the UEC introduced a new SMP regulatory framework which increased the NCEC’s authority to analyze communication services markets to determine SMP operators. If the NCEC identifies certain SMP factors, regulatory obligations and/or restrictions may be imposed on respective MNOs (including controls on wholesale and retail tariffs and infrastructure sharing). The list of such regulatory obligations and the procedure for their application are in line with the Electronic Communications Code of the EU and do not go beyond the EU requirements.

Mobile Number Portability
On May 1, 2019, MNP was implemented in Ukraine to provide customers with the ability to transfer their mobile numbers from one telecommunications network to another. Changes to MNP procedures were initiated by the National Commission for the State Regulation of Communications (former name of NCEC), which became effective on December 1, 2021, and includes giving the subscriber the iption to switch operators without prior identification by the existing operator in order to minimize barriers for transitioning between operators.

Data Protection
According to the Law “On Protection of Personal Data,” as of June 2010, personal data is defined as the information or aggregate information about a natural person who is identified or may be identified (e.g. name, ID number, and passport data). The transmission of personal data requires the transferor to obtain consent from the personwhose personal data is being transferred. The party to which the personal data is transferred is required to have implemented the requirements of the Law “On Protection of Personal Data”. This law is not expected to have a significant impact on our operations.
Personal data may only be transferred to foreign parties in the specific cases stipulated by applicable law or an international treaty and only where an adequate level of personal data protection is provided by the relevant foreign state.
Chapter XV of the Law “On Electronic Communications” requires that telecommunications operators and providers ensure, and assume responsibility for, the protection of the confidentiality of information concerning customers which was made available to them at the time of entering into a telecommunications services agreement. Information concerning the consumer and the services they have received may be disclosed only in accordance with the procedures defined by the law. In all other cases, such information may only be disclosed subject to the customer’s written consent.
The draft law to align Ukrainian data protection legislation to EU GDPR has been considered and revised since October 2018. This process was coordinated by Ukrainian Parliament Commissioner for Human Rights (Ombudsman) in cooperation with Twinning projects of the EU Commission. Today, the main driver of Ukraine’s alignment to EU GDPR is Parliament’s Committee on Human Rights, De-occupation and Reintegration of the Temporarily Occupied Territories of Ukraine, National Minorities and Interethnic

Relations. Kyivstar is actively involved in advocacy aimed at adopting legislation which does not exceed existing EU rules and requirements.

Other
Provision of Telecommunications Services
MinDigital is currently proposing changes to certain rules regarding the provision of telecommunications services. Among the changes proposed is a prohibition on including a default provision in an operator’s terms of service that provides for the subscriber’s consent to receiving distributed advertising text messages which will apply to the distribution of non-telecommunications services information.
Radio Frequency Spectrum Rent Increase
On November 30, 2021, the Ukrainian Parliament adopted changes to the Tax Code of Ukraine, which, among other things, resulted in a 5% increase in RFS rent. Notwithstanding consistent advocacy efforts on behalf of Kyivstar and the telecommunications industry, the legislative changes were supported by the Ukrainian President and came into force on January 1, 2022. Rates for 2023 remained unchanged, at the level of 2022, and were flat in 2024.

Regulation of Telecommunications in Kazakhstan

Regulatory Bodies
Under the Kazakhstan Communications Law dated July 5, 2004 (the “Kazakhstan Communications Law”), the Ministry of Digital Development, Innovation and Aerospace Industry (the “Ministry of DDIA”) is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts.
The Kazakh government sets forth the procedures and one-off payment rate to access frequency for the provision of telecommunications services. The Inter-Agency Commission on Radio Frequencies, a consultative-advisory agency of the Kazakh government, provides recommendations on government policy regarding frequency. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of their investigative operations.
On January 1, 2022, an amendment to the Kazakhstan Communications Law came into force, whereby the Ministry of DDIA is now also responsible for (i) the organization and holding of tenders (or auctions) for the allocation of frequency bands and radio frequency (radio frequency channels) in Kazakhstan in the ranges recommended for distribution through a tender (or auction) by the Inter‐Agency Commission on Radio Frequencies of the Republic of Kazakhstan; and (ii) the determination of the terms of tenders (or auctions) and the requirements for the participants of such tenders (or auctions).
Competition matters in Kazakhstan are regulated by the Agency for Protection and Development of Competition (the “Antimonopoly Agency”), which is directly subordinate and reports to the President of the Republic of Kazakhstan . The Antimonopoly Agency is authorized to prepare and implement state policy for the protection of competition, by coordinating with state authorities, reviewing compliance with competition laws, conducting investigations and approving concentrations of entities.

Regulatory Framework
The Kazakhstan Communications Law is the principal law that regulates the telecommunications industry in Kazakhstan and sets forth the general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections.
The Kazakhstan Communications Law grants the Kazakh government broad authority, with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business, includes the government’s authority to develop and implement government policy on telecommunications and frequency allocations, regulate radio frequencies conversion, and approve procedures for auctions of telecommunications licenses.
The participation of foreign capital in Kazakhstan’s telecommunications market is limited by law. It is forbidden for foreign legal entities or individuals to control and operate backbone networks without the establishment of a legal entity in Kazakhstan or obtain more than 10.0% of voting shares in an international long distance (“ILD”) operator without consent from the Ministry of DDIA, as well as national security authorities. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of an ILD operator that possesses surface communication lines (cables, including fiber optic and radio-relay cables) without the consent of the Ministry of DDIA and national security authorities.
In addition, KaR-Tel, as a telecommunications operator, is classified as critical information and communication infrastructure and therefore, must comply with certain requirements, such as creating its own operational information security center; ensuring the connection of information security monitoring systems to the information security monitoring system of the National Information Security Coordination Center, and transferring backup copies of electronic information resources to a single national backup platform for storing such resources.

Licenses
In accordance with national legislation, licenses to provide telecommunications services are issued by the Ministry of DDIA. The Law “On Permits and Notifications” regulates permits, certain types of activities or actions and the procedures for issuing and re-issuing permits. A license to provide telecommunications services is a first class permit, meaning it is inalienable and without a time limit.
In addition to obtaining a license, wireless telecommunications operators must have a permit for radio frequency usage for every radio transmitter that they operate. Permits for radio frequency usage are issued by the Committee of Telecommunications of the Ministry of Digital Development, Innovation and Aerospace Industry. Under the Kazakhstan Communications Law, permits for the use of radio frequencies are subject to extension every year after the payment of the annual frequency fee. Radio frequency permits may be suspended or terminated for non-usage of assigned spectrum within one year, non-payment of spectrum fees for nine months and failure to comply with the conditions to which the frequency allocation was subject.
License terms imply the fulfillment of certain coverage and quality requirements, the violation thereof may result in fines, level of fees or withdrawal of the spectrum.

Mobile Termination Rates
The structure of interconnection agreements is set by the Ministry of DDIA and dominant operators are required to enter into an interconnection agreement with any operator requesting interconnection.

Significant Market Power
In 2007, KaR-Tel was included on the list of dominant companies for mobile services. As a result, the company was subject to the regulated market and has a range of obligations and limitations on pricing.
On January 1, 2017, the Entrepreneurial Code abolished the list of dominant companies which until it was abolished included KaR-Tel.  However, following the abolishment of the Entrepreneurial Code’s list of dominant players, the Antimonopoly Agency conducted its own market analysis which defined dominants in respective markets. KaR-Tel was then designated as a dominant company by the Antimonolopy Agency, which subjects KaR-Tel to antimonopoly legislation and monitoring.

Mobile Number Portability
MNP was launched on January 1, 2016. There is currently no charge for customers to port numbers, and mobile operators are required to pay annual fees for the maintenance of the MNP data base. In 2016, the annual cost for KaR-Tel was approximately KZT 6,388,236. In 2017, the price for MNP data base maintenance was decreased by 26% to approximately KZT 5,269,042. KaR-Tel’s business has not been significantly affected from the implementation of MNP.

Data Protection
In 2013, the Kazakh government adopted The Law of the Republic of Kazakhstan on Personal Data and Its Protection (the “Kazakhstan Data Law”). The Kazakhstan Data Law includes certain requirements that businesses must adhere to to regarding the collecting, processing, storing and protection of personal data. For example, personal data may only be stored within the borders of Kazakhstan and businesses must obtain a written or electronic signature consent from individuals for collecting and processing personal data, and cross-border transfers of such personal data.
Since the adoption of the Kazakhstan Data Law, references to information about subscribers include, not only to the subscriber’s personal data, but also to information on the services provided to such subscriber.

Cross-border transfers of personal data is permitted under the Kazakhstan Data Law, but in 2017, a provision was introduced to the Kazakhstan Data Law that makes the cross-border transfer of service information subject to the Kazakhstan Communications Law, which states that service information about subscribers can only be stored in Kazakhstan and cannot be transferred abroad unless in connection with the provision of roaming services. Since 2018, in accordance with a new provision of the Kazakhstan Communications Law, employees who work with service information on subscribers must be citizens of the Republic of Kazakhstan. Since September 2022, in accordance with a new provision of the Kazakhstan Communications Law, employees who work with the systems having service information about subscribers must be citizens of the Republic of Kazakhstan. The transfer in any form [service information about subscribers] from telecom operators to other persons of management over communication networks is prohibited. In July 2020, the Kazakhstan Communications Law prohibited the transfer of anonymized and aggregated data used by telecommunication operators for reporting, analysis and research. However, under the Kazakhstan Data Law, the de-personalization of personal data may be carried out for statistical, sociological, marketing and/or scientific research.

In July 2020, there were further amendments to the Kazakhstan Data Law, which established the Information Security Committee of the Ministry of Digital Development, Innovation and Aerospace Industry, which is responsible for, among other things, considering appeals of personal data subjects, taking measures to hold violators of the Kazakhstan Data Law accountable, the right to demand from owners, operators and third parties clarification, blocking or destruction of inaccurate or illegally obtained personal data. In addition, the amendments approved enacting rules for the collection and processing of personal data. The Kazakhstan Data Law requires that the content and amount of personal data collected strictly correspond to the specific, previously declared and legal purposes of their processing. If the owner and/or operator are legal entities, they are required to appoint a person responsible for organizing the processing of personal data. Such a person is entrusted the following duties: exercising internal control over compliance with legislation on the protection of personal data; informing employees of the provisions of the legislation on the protection of personal data; and controlling the reception and processing of appeals of entities or their legal representatives.

Regulation of Telecommunications in Bangladesh

Regulatory bodies
    The Bangladesh Telecommunications Regulatory (Amendment) Act, 2010 (the “BTRA”) introduced a separation of responsibilities between the telecommunications regulator and the telecommunications ministry. Under the BTRA, the responsibilities of issuing licenses for telecommunications systems and services, as well as the regulation of telecommunications activities, are assigned to the Bangladesh Telecommunication Regulatory Commission (“BTRC”). However, the supervision of telecommunications licensees and the approval of the BTRC’s proposals for issuing licenses and service tariff was transferred to the Posts and Telecommunications Division (“PTD”) within the Ministry of Posts, Telecommunications and Information Technology of Bangladesh. As a result, the BTRC is currently the executive body for telecommunications policies, while the PTD supervises and monitors all the activities of the BTRC.
Apart from the BTRC and the PTD, the National Board of Revenue, the Ministry of Finance, the Bangladesh Bank, Department of Telecommunications (DoT), Information and Communication Technology (ICT) Division and the Bangladesh Investment Development Authority (BIDA) also have significant authority over the telecommunications industry.

Regulatory framework
    The main elements of the regulatory framework of the telecommunications sector in Bangladesh are embodied in the BTRA, which establishes rules relating to the supply of telecommunications services in Bangladesh. Pursuant to the BTRA, the BTRC has issued several regulations, directives, policies, and guidelines for the telecommunications industry. These include, but are not limited to, the BTRC (Licensing Procedure) Interconnection Regulations, 2004, which was amended in 2008; the International Long-Distance Telephony Service policy, 2007, which was amended in 2010; infrastructure sharing guidelines; regulatory and licensing guidelines for nationwide telecommunications transmission networks; directives for services and tariffs; Telecommunication Value Added Services guidelines; licensing guidelines for Tower Sharing; and the BRTC Significant Market Power (“SMP”) Regulations, 2018.
The BRTC is also working on OTT guidelines, and planning to review the International Long Distance Telecommunication Service & National Broadband Policy.

Licenses
    The issuance of any telecommunications license is at the sole discretion of the BTRC, which is subject to approval from the PTD. The BTRC must submit a report to the PTD for its approval, prior to granting any license.
    The BTRC reserves the right to set the criteria and conditions for license eligibility, to specify any applicable fees and charges and to determine the duration and conditions of any license. Generally, licenses are issued for a certain period subject to renewal, and the applicable validity period, renewal requirements and other conditions are set out in the license.
    In addition, the provisions of the BTRA grant the BTRC the power to renew, suspend, cancel and control the transfer of licenses. The BTRC, with the prior permission of the PTD, may amend any condition of any license issued pursuant to the BTRA, and the PTD, on its own initiative or, at the request of a licensee, may instruct the BTRC to amend any license condition.
Recently, the BTRC amalgamated the existing 2G/3G/4GLTE licenses into a single license to reduce the complexities of operating separate licenses for cellular mobile phone services. The BTRC is also considering incorporating upcoming technologies, such as 5G and beyond, in the same license.

Mobile Termination Rates

    The international mobile termination rate was revised on February 02, 2022, through which the minimum mobile termination rate was reduced. Currently, the maximum and minimum mobile termination rates are US$0.025/min and US$0.004/min, respectively. International gateway operators share 22.5% of international call mobile termination revenue with MNOs based on the minimum international call mobile termination rate. The domestic mobile termination rate has been changed to BDT 0.14/min or US$0.0013/min (terminating MNO receives BDT 0.10 (US$0.0009) and interconnection exchange operators (“ICX”) receives BDT 0.04 (US$0.0004)), which became effective from August 14, 2018.

The BTRC issued a set of directives on June 28, 2020, imposing asymmetric MTRs on SMP operators, which went into effect on July 16, 2020. As a result, for a call terminating on a non-SMP operator’s network, the SMP operator Grameenphone will continue to pay the respective non-SMP operator BDT 0.10/min, while non-SMP operators pay BDT 0.07/min for a call terminating on Grameenphone’s network. BTRC has instructed non-SMP operators to hold the balance of BDT 0.03/min in a separate fund, the proceeds of which is intended to be used for development of Bangladesh’s mobile telecommunications industry, as specified by BTRC. Non-SMP operators started to use the separate MTR Fund as per the directives issued by BTRC on specific criteria.

Significant Market Power
    The BTRC declared Grameenphone as SMP on February 10, 2019, and imposed several restrictions on the SMP operator, which were subsequently disputed by Grameenphone in court. After considering the court’s decision, THE BTRC issued directives on June 2020, imposing two obligations on SMP operators: (1) a mobile MNP lock-in period; and (2) obtainment of mandatory approval for all services/offers. The obligations became effective on July 1, 2020. Later, the BTRC imposed the obligation related to MTRs described above. All three obligations are effective and being complied with by the Grameenphone.

In July 2022, the BTRC restricted Grameenphone from selling new SIM cards on the grounds of a failure to provide quality of service (QoS). However, the ban has been lifted as of the first week of January 2023.

In July 2022, Edocto Bangladesh (“Edotco”), a licensed tower operator, achieved the status of a SMP TowerCo Operator after surpassing the tower sharing industry’s 40% threshold in respect of the number of towers it operated and the annual revenue it generated from tower sharing. Accordingly, the BTRC imposed specific obligations on Edotco which apply to a SMP tower sharing operators. Under these obligations, mobile operators are allowed to construct new towers with Edotco, up to 35% in the first year, 30% in the second year, and 25% in the subsequent years. Additionally, when selling, leasing, or rolling back their own towers, mobile operators must ensure that the threshold with the SMP Towerco Operator does not exceed 25% of the planned sell/lease/roll-back on a half-yearly basis. Operators are required to report their compliance status with these obligations to the BTRC regularly.

Mobile Number Portability
    On July 24, 2017, the BTRC issued new licensing guidelines for MNP service providers, where third party entities were awarded a license to provide MNP services across Bangladesh. On October 1, 2018, MNP was launched nationwide.

Data Protection
    The draft Personal Data Protection Act is awaiting placement as a bill in the Parliament. However, pursuant to the terms of license and applicable directives, MNOs are currently prohibited from sharing customer data with third parties without regulatory approval. In addition, the Cyber Security Act 2023 makes it a punishable offense to collect, sell, possess, provide or use identity information of another person without lawful authority. Punishment for such offense is either BDT200,000, five years imprisonment or both.

Other
Trial Launch of 5G

TeleTalk (a state-owned mobile operator) launched 5G on a trial basis in six areas of capital city on December 12, 2021, with 60 MHz of spectrum in the 3.5 GHz band. The BTRC has a plan to release 5G spectrum bands in 700 MHz, 800 MHz, 3.5 GHz, etc. for all the mobile operators. The BTRC is currently engaged in a consultation with the industry with the aim to draft a spectrum roadmap.

BDCL commenced a trial of 5G in October 2022 at 6 locations and is currently initiating trails in another 7 locations. The Government of Bangladesh has recently slowed down regarding their plans and activities to launch 5G commercially.

Quality of Service (“QoS”) Guidelines
On November 11, 2018, the BTRC published Operators QoS Regulation 2018 (“QoS Guidelines”), which regulates the quality of service of Access Network Service (“ANS”) Operators. The BTRC has initiated a revision of QoS Guidelines and has published a draft of such guidelines while carrying out consultations with MNOs. In December 2021, the BTRC revised the benchmark for 4G download data throughput to 15 Mbps from 7 Mbps, and is also issuing new instructions to improve network key performance indicators. However, MNOs have requested that the BTRC review the QoS parameters considering the industry ecosystem rather than issuing discrete directives.

BTRA Amendment
The Posts and Telecommunications Divisions has shared a draft version of a planned amendment of the BTRA with the mobile operators in Bangladesh. MNOs have submitted their feedback on this draft through the Association of Mobile Telecom Operators of Bangladesh (AMTOB) and such feedback is currently under review by the Posts and Telecommunications Division.
Over-the-top (“OTT”)
The Honorable High Court Division of the Supreme Court of Bangladesh has directed the BTRC and the Ministry of Information and Broadcasting (MoIB) to take necessary steps to finalize regulations for the operation of OTT platforms (infotainment) in Bangladesh based on the writ petition filed at the Court regarding some controversial contents published in various social media platforms. Both the MoIB and the BTRC have published a draft OTT Policy and a draft OTT regulation respectively for industry feedback and consultation. Later both the MoIB and the BTRC submitted the policy and regulation to the court. This is under the purview of the court’s ongoing hearing process and a final verdict from the Honorable Court has not yet been issued.

Regulation Related to Data Products & Services
The BTRC issued a directive on September 03, 2023, which allows MNOs to offer maximum 40 data packages with only two types of validity options: 7 days or 30 days). Previously, the BTRC issued a directive on March 14, 2022, which mandated that MNOs can only offer a maximum of 95 data products at any given time with 3, 7, 15 or 30 days validity periods.

e-SIM
Following BTRC’s approval for e-SIMs, MONs have started to offer e-SIMs to their subscribers.

EMF Radiation

A Public Interest Litigation (PIL) has been filed on environmental causes in regard to radiation from towers. Subsequently, the High Court Division published an order on 21 October 2019 pursuant to which, the BTRC has submitted a feasibility report to the court. The court has instructed the BRTC to publish a guideline on tower radiation in consultation with relevant stakeholders.

Telecom Monitoring System (TMS)

The BTRC has installed the Telecom Monitoring System (TMS) which covers all mobile operators under near real-time regulatory monitoring. The system is capable of monitoring revenue, QoS parameters and product packages related compliance of MNOs.

E-waste management Guideline

The BTRC issued instructions relating to Telecom E-waste Management and Recycling System on July 7,2022.

BiP Messaging Service

On August 02, 2023, Banglalink launched BiP services in Bangladesh (Phase 1) under strategic partnership with BiP Messenger. Through this partnership, Banglalink becomes the exclusive partner and sole entity in Bangladesh for offering brand partnership with exclusive service bundling and brand usage rights of BiP services.

National Roaming

Banglalink along with Teletalk conducted trails on National Roaming Service beginning July 31, 2023 and ending September 2024.

Regulation of Telecommunications in Uzbekistan

Regulatory Bodies
The government authority responsible for supervising the telecommunications industry in Uzbekistan is the Ministry of Digital Technologies of the Republic of Uzbekistan.
In accordance with the Uzbek Telecommunications Law, businesses offering communications services in Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law, and legislation imposes no restrictions on foreign investors.
The Inspection for Control in the Field of Information and Telecommunications is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

The Competition Promotion and Consumer Protection Committee is a governmental body with functions and powers for antimonopoly regulation, development of a competitive environment, monitoring the activities of natural monopolies, protecting consumer rights, regulating the advertising market and licensing commodity exchanges.

Regulatory Framework
The main statutes that govern the telecommunications industry in Uzbekistan are (i) the Uzbek Communications Law dated January 13, 1992 (as amended); (ii) the Radio Frequency Spectrum Law, dated December 25, 1998; (iii) the Protection of Consumers’ Rights, dated April 26, 1996; (iv) the Uzbek Telecommunications Law, dated August 20, 1999; (v) the Law on Licensing, Permitting and Notification Procedures, dated July 14, 2021; and (vi) the Uzbek Competition Law, dated July 3, 2023.
These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.
The most important aspects of the law with respect to our business include the Uzbek government’s authority to license communications service providers; allocate radio frequencies; certify telecommunications equipment; allocate numbering capacity; ensure fair competition and freedom of pricing; and conduct oversight of operators’ compliance with the terms of their licenses and Uzbek law.

Licenses
The Ministry of Digital Technologies carries out the tasks of the licensing authority in the field of telecommunications and ensures compliance of the telecommunication market players with licensing requirements and conditions. Application for the license is considered and licenses are issued within 20 working days. The licensing authority may refuse the issuance of the license on the following grounds only: (i) incomplete submission by the applicant of the required documents; (ii) non-compliance of the applicant with licensing requirements and conditions; (iii) presence of false or distorted information in the documents submitted by the applicant; and/or (iv) a reasonable negative conclusion based on the results of studies, research, surveys or other scientific and technical assessments, when their conduct is mandatory under the law.

Issuance of licenses for the designing, construction, operation and provision of data transmission networks and TV and radio broadcasting network services, the extension thereof and any amendments thereto are carried out based on the decisions of the Interdepartmental Coordination Commission on improvement and increase of efficiency of information and data transmission activities of the Cabinet of Ministers of the Republic of Uzbekistan.

Licenses are issued for a period starting from 5 years and can be issued with no fixed term, subject to renewal. The renewal requirements and procedures are the same as required for obtaining the initial license. In addition, the Ministry of Digital Technologies has the power to renew, suspend, cancel and control the transfer of licenses.
Allocation of radio frequencies to MNOs within the territory of the Republic of Uzbekistan is exclusively carried on by the Republican council for radio spectrum. Unitel LLC is allocated spectrum in bands 850 MHZ and 2600 MHz for 4G, in band 2300 MHz for 4G and 5G and in bands 900 MHz, 1800 MHz and 2100 MHz on a technology neutral basis.

Mobile Termination Rates
Local MTRs are currently not regulated in Uzbekistan. Pursuant to current legislation, MTRs are determined on the basis of the contracts between operators. However, if operators cannot agree on the MTR cost, the regulator can establish such cost itself based on prescribed methodologies. Due to the inclusion of Unitel LLC on the list of SMP operators, the State Committee of the Republic of Uzbekistan for Assistance to Privatized Enterprises and Development of Competition adopted a decision requiring Unitel LLC to establish consistent MTRs for all operators. Based on this decision, other operators filed claims with the relevant Uzbek court to establish MTR in the amount of UZS 0.05/minute and succeeded. For a description of MTRs in Uzbekistan, see “Item 4.B-Business Overview.”

Significant Market Power
    Unitel LLC has been recognized as a company with a dominant position in the market of mobile data transmission services (internet) Since 2021, In 2023, local authorities recognized Unitel LLC as a company with a dominant position in the market of mobile communication services as well.

Mobile Number Portability
In October 2023, the rules regarding the "Provision of telecommunications services" came into force, providing for subcriber MNP. State authorities, together with mobile service operators carried out technical implementation and testing of the MNP system in Uzbekistan. In October 2023 MNP went live in Uzbekistan. Most of mobile operators charge 60 thousand UZS per completed port for customers to port numbers.

Data Protection
Data protection is regulated by Uzbek Law “On Personal Data” dated July 2, 2019 (which came into force on October 1, 2019), Laws “On Informatization” and “On Principles and Guarantees of Freedom of Information,” and the Regulation on the Order of Documentation of Information, Registration of State Information Resources (approved by an Order of the Ministry for Development of Information Technologies and Communications). Under these laws, personal data and other confidential information cannot be collected and/or distributed without the consent of the owner of such information.
In January 2021, certain amendments were introduced to Article 27-1 of the Law “On Personal Data,” requiring telecommunications operators to ensure that the collection, systematization, and storage of personal data of citizens of the Republic of Uzbekistan, when processed using information technology, are conducted in database physically located within Uzbekistan. These amendments became enforceable in April 2021. In addition, in 2021, certain amendments and additions were made to the Uzbek Administrative Code and the Criminal Code, specifically related to increasing liability for the violation of personal data legislation. In 2023, the Ministry of Justice issued the Standard working procedure clarifying the role and responsibilities of data protection officer.

Other

In accordance with Uzbek Cabinet of Ministers Decree, dated October 2018, “On measures to streamline the registration system for mobile devices in the Republic of Uzbekistan”, a system for registering International Mobile Equipment Identity (“IMEI”) codes for mobile devices was introduced in 2019. The introduction of IMEI codes is aimed at preventing the sale of mobile devices imported into Uzbekistan without paying applicable customs duties, as well as enabling the prompt search for mobile devices in cases of loss or theft. From November 2019, IMEI registration can only be processed manually through the IMEI registration system and in 2020, mobile operators started linking IMEI codes to the name of the mobile device owner.
For mobile operators, the government introduced a notification procedure for the completion of the construction, installation, reconstruction, testing, integration, organization of operation for commercial purposes, and changes in the design of telecommunication devices and structures, as well as the expansion of equipment for existing installations of telecommunication lines and structures.
The Decree of the President N UP-6079, dated October 5, 202 provides for the abolition, from November 1, 2020, of the requirements to issue a permit for the operation of base stations for organizing communications in closed premises operating within radio frequencies allocated to mobile operators with a capacity of not more than 500 MW (except for base stations of mobile communications installed near categorized objects).
The Decree of the President also granted the ability to issue, in accordance with the procedure established by the Centre for the Electromagnetic Compatibility, a permit for mobile operators to the import radio electronic devices, equipment and other devices without obtaining a permit for the purchase, installation, design and construction. This legislation significantly improves the ability of mobile operators to import telecom equipment into the country.